SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Akerna Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00973W 102

(CUSIP Number)

June 17, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00973W 102

1	Names of Reporting Person. SV MJF Investors LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 659,617 (1)
	6	Shared Voting Power (see Item 5 below) 0
	7	Sole Dispositive Power 659,617 (1)
	8	Shared Dispositive Power (see Item 5 below) 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 659,617
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 6.3% (2)
12	Type of Reporting Person OO

CUSIP No. 00973W 102

1	Names of Reporting Person. SV MJF General Partner LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power (see Item 5 below) 659,617 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power (see Item 5 below) 659,617 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 659,617
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 6.3% (2)
12	Type of Reporting Person OO

CUSIP No. 00973W 102

1	Names of Reporting Person. Andrew L. Shapiro
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power (see Item 5 below) 659,617 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power (see Item 5 below) 659,617 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 659,617
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 6.3% (2)
12	Type of Reporting Person IN

(1)	Represents 659,617 shares held by SV MJF Investors LP. Andrew L. Shapiro, the Managing Member of SV MJF General Partner LLC, the general partner of SV MJF Investors LP, has sole voting and dispositive power over the shares held by SV MJF Investors LP.
(2)	Based on a total of 10,400,381 shares of common stock issued and outstanding as of June 25, 2019 as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 21, 2019.

SCHEDULE 13G

This Schedule 13G is filed on behalf of SV MJF Investors LP, a limited partnership formed in the state of Delaware (“SV LP”), SV MJF General Partner LLC, a limited liability company formed in the state of Delaware (“SV LLC”), as the general partner of SV LP and Andrew L. Shapiro, as the managing member of SV LLC (together with SV LP and SV LLC, the “Reporting Persons”).

Item 1(a).	Name of Issuer

Akerna Corp. (“Issuer”) (as successor to MTech Acquisition Corp.)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1601 Arapahoe Street, Suite 900, Denver Colorado 80202
Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	SV MJF Investors LP

(ii)	SV MJF General Partner LLC
(iii)	Andrew L. Shapiro

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of each of the Reporting Persons is 1601 Arapahoe Street, Suite 900, Denver Colorado 80202.

Item 2(c).	Citizenship

(i) (ii)	SV MJF Investors LP is a limited partnership formed in the State of Delaware SV MJF General Partner LLC is a limited liability company formed in the State of Delaware
(ii)	Andrew L. Shapiro is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value (“Common Stock”)
Item 2(e).	CUSIP Number

00973W 102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.          Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

In connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among MTech Acquisition Corp. (“MTech”), MTech Acquisition Holdings Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Purchaser Merger Sub Inc., MTech Company Merger Sub LLC, MTech Sponsor LLC, MJ Freeway LLC (“MJF”) and Jessica Billingsley (as successor to Harold Handelsman), dated as of October 10, 2018, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of April 17, 2019, SV LP received 659,617 shares of Common Stock in exchange for an aggregate of 2,468,994 units of MJF. Andrew L. Shapiro, the Managing Member of SV MJF General Partner LLC, the general partner of SV MJF Investors LP, has sole voting and dispositive power over the shares held by SV MJF Investors LP.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2019	SV MJF Investors LP

	By:	/s/ Andrew L. Shapiro
Name: Andrew L. Shapiro
Title: Managing member of SV MJF General Partner LLC, the General Partner of SV MJF Investors LP

Date: July 10, 2019	SV MJF General Partner LLC

	By:	/s/ Andrew L. Shapiro
Name: Andrew L. Shapiro
Title: Managing member of SV MJF General Partner LLC

Date: July 10, 2019	By:	/s/ Andrew L. Shapiro
Andrew L. Shapiro